RECEIVED

2004 AUG 19 A 11:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

unaxis

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

Date August 17 , 2004
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Directphone +41 58 360 96 02
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

i.A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

8/19

Enclosure

- **First half 2004: Significant increase in orders received, sales and operating earnings – development and market introduction of new system generations at Display Technology detract from overall Group profitability.**

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 96 93

making IT possible

Media release

Rule 12g3-2(b) File No. 82-5190

First half 2004: Significant increase in orders received, sales and operating earnings – development and market introduction of new system generations at Display Technology detract from overall Group profitability.

Pfäffikon SZ, August 17, 2004 – During the first half of 2004, Unaxis recorded total sales of CHF 1,007 million (H1 2003: CHF 759 million), a rise of 33 percent versus the previous year. The volume of orders received rose by 43 percent to CHF 1,090 million (H1 2003: CHF 763 million) in the face of a cyclically related moderation in Q2 2004 order flow. The company's first half 2004 operating profit (EBIT) amounted to CHF 37 million, representing a clear improvement in comparison to the prior-year period (H1 2003: CHF 1 million). Included in the latter figure are restructuring expenses in the amount of CHF 10 million attributable, among other things, to the consolidation of certain Optics' activities and the integration of ESEC. Operating earnings were also significantly impacted by the development and market introduction of Display Technology's latest system generations. Net profit for the first half of 2004 amounted to CHF 22 million (H1 2003: CHF –14 million). With net liquidity at June 30, 2004, of CHF 608 million and a shareholders' equity ratio of 60 percent, Unaxis has a solid balance sheet.

In the rapidly growing Asian region – primarily Taiwan and China – Unaxis broadened its activities and managed to record a 62 percent year-on-year sales increase during the period under review. Accounting for a 48 percent share of total sales, Asia for the first time now represents the company's most significant market. Although the 33 percent sales increase in the USA was also gratifying (share of total: 17 percent), Europe recorded only a modest 5 percent rate of growth (share of total: 34 percent).

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Semiconductor Equipment segment: Display Technology weighs on results

The Semiconductor Equipment segment received orders amounting to CHF 391 million during the first half of 2004, a 146 percent increase versus the prior-year period (H1 2003: CHF 159 million), while sales rose by 75 percent to CHF 359 million (H1 2003: CHF 205 million). Operating earnings (EBIT) of CHF –23 million also witnessed an improvement (H1 2003: CHF -55 million). At **Display Technology**, the development and introduction of its new generation 6 and 7 systems marked the first half of 2004. Unaxis received an order from the industry's market leader to build the systems for the first flat panel display production line of the latest generation. That assignment involved tremendous technological challenges. Due to the expedited delivery time required by the customer, development of the equipment took place at the same time it was being manufactured. That heightened the risk as well as the related development and production costs and, as a consequence, placed a heavy burden on the Semiconductor Equipment segment's first-half results. In contrast, **Wafer Processing** made significant progress during the first half of 2004, and market demand in most of its areas of business activity has recovered in comparison to the prior-year period. The division proved its competitiveness by winning a major order from Taiwan for 300mm CLUSTERLINE deposition systems, as well as by successfully introducing the new MASK ETCHER IV for structures smaller than 65 nanometers. **Assembly & Packaging (ESEC)** enjoyed a continuing high level of demand during the first half of 2004, with orders and sales at the division more than doubling versus the comparable prior-year period. In the area of die bonding, Assembly & Packaging (ESEC) expanded its leading market position even further, mainly due to strong sales of the new Die Bonder 2008hS (high Speed). The 'Tsunami' wire bonder achieved good results in numerous evaluation runs. However, owing to the long purchasing process, its sales figures – which account for a 22 percent share of total systems sales – have yet to meet expectations.

Data Storage Solutions segment: Course of business maintained at high levels

The Data Storage Solutions segment continued its gratifying development during the first half of 2004. However, due to the cyclical business trend, the CHF 124 million worth of orders received fell short of the high prior-year total (H1 2003: CHF 172 million). Sales increased by 14 percent to CHF 143 million (H1 2003: CHF 126 million), and operating

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

earnings (EBIT) of CHF 21 million also stood slightly above the previous year's level (H1 2003: CHF 19 million). In the wake of last year's boom in all DVD formats, customers have begun to reduce their investments in this area as the result of excess capacity. A pickup in the market is not anticipated prior to the fourth quarter of 2004 and, given these market conditions, Unaxis has adjusted its own production capacity accordingly. Initial units of the 'Fusion' DVD-R replication lines, newly developed in collaboration with Mitsubishi Chemicals, were installed and qualified at the facilities of leading manufacturers. Moreover, for the exploitation of DVD+R DL (dual layer) technology, Data Storage Solutions has entered into yet another strategic alliance with a leading technology partner, a move that will further strengthen the segment's competitive position.

Coating Services segment: Market expansion leads to increase in sales
Coating Services (Balzers) continued the implementation of its growth strategy during the first half of 2004. Both sales and operating earnings recorded increases to CHF 182 million (H1 2003: CHF 160 million) and CHF 31 million (H1 2003: CHF 26 million), respectively. In the early part of the year, Coating Services opened its first coating center in China. Seven additional centers are currently being established in Japan, Argentina, Canada, Brazil, Hungary, Mexico and the USA. They should commence operation during the second half of the year. Moreover, the segment for the first time has outfitted a completely prefabricated mobile coating center. The introduction of a new aluminum-based generation of coatings for high-performance lathes has exceeded expectations.

Vacuum Solutions segment: Focus on core business continues
Triggered by a recovery in demand for information technology and analytical equipment, the market for vacuum technology developed favorably during the first half of 2004. Vacuum Solutions received orders valued at CHF 186 million, roughly unchanged from the previous year (H1 2003: CHF 187 million), and managed to increase sales by 9 percent to CHF 185 million (H1 2003: CHF 169 million). Especially in the USA and Asia, Vacuum Solutions (Leybold Vacuum) was able to benefit from an increase in demand. Its operating earnings of CHF 5 million fell short of the prior-year level (H1 2003: CHF 6 million). Among the ongoing measures aimed at achieving a substantial

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

improvement in profitability are the total rejuvenation of entire product families, the already completed construction of a highly efficient technology and production center in Cologne (Germany), as well as the extensive expansion of pump production at the Tianjin (China) facility. First-half highlights at the product level were the successful introduction of the new ScrewLine 'dry' pump for industrial applications, as well as qualification of the innovative MAG 2700 FAS turbo-molecular pump.

Components and Special Systems segment: Clearly improved operating results

Components and Special Systems managed in the first half of 2004 to more than double its amount of orders received to a total of CHF 208 million (H1 2003: CHF 81 million), as well as to increase sales to CHF 139 million (H1 2003: CHF 97 million). Operating earnings (EBIT) improved by 47 percent to CHF 15 million (H1 2003: CHF 10 million). At **Optics**, all business areas benefited from the gratifying market trend, whereas Projection Display once again enjoyed the strongest surge in demand. Accordingly, production capacity at the Shanghai (China) and Golden (USA) facilities was expanded. Moreover, the activities in Geisenheim (Germany) will be discontinued and, by year's end, integrated into the existing sites in Balzers (Liechtenstein), Shanghai and Golden. Thus going forward, Optics will concentrate its production activities at one site per continent. In the first half of 2004, **Space Technology (Contraves Space)** was impacted by the postponement of the planned Ariane rocket launch and delays in European Space Agency (ESA) programs. March 2, 2004, marked the successful launch of Europe's 'Rosetta' comet space probe, which has a mass spectrometer on board developed by Contraves Space. The signing of a development agreement for the payload fairing of Europe's new Vega launch vehicle represented another significant success.

Outlook

Following a phase of strong investment activity in IT-related areas, the coming months are likely to witness a slower pace of investment among certain customer groups as the result of temporary overcapacity. Data Storage Solutions and Assembly & Packaging (ESEC) in particular are likely to feel the impact of that development. However, based on anticipated demand, the Coating Services (Balzers) and Vacuum Solutions (Leybold) segments, and especially the Optics division of the Components and Special Systems

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

segment, should continue their gratifying trends. Unaxis will continue to attach high priority to measures aimed at reducing costs and strengthening the company's competitive position. Owing to the aforementioned developments foreseen for the second half of 2004, Unaxis reckons that its sales and EBIT will remain roughly in line with the results achieved in the first half of 2004, hence lower than previous expectations. The markets in which Unaxis is involved continue to be attractive. From today's vantage point, Unaxis expects that 2005 will see a further increase in the company's sales and earnings.

Media representatives and securities analysts, please note:

Media round table to be held today, Tuesday, August 17, 2004, 10:30 am, Hotel Widder

At a media conference being held today, CEO Heinz Kundert and CFO Kaspar Kelterborn will discuss Unaxis' first-half results and address any questions participants may have. The conference will be held in the German language.

Analysts telephone conference to be held today, Tuesday, August 17, 2004, 2 pm

In a telephone conference being held today, CEO Heinz Kundert and CFO Kaspar Kelterborn will discuss Unaxis' first-half results and address any questions participants may have. The conference will be held in the English language.

Dial-in numbers	Europe	+41 (0) 91 610 56 00
	USA toll-free	+1 866 291 41 66
	UK	+44 (0) 207 107 06 11
	Germany	+49 (0) 69 2 2222 0593
Presentation	The presentation for the teleconference will be accessible as of 10:00 CET today via the Investor Relations zone of Unaxis' Website (www.unaxis.com)	
Playback	Ca. 2 hours after conclusion of the conference, a playback of the presentation and Q&A will be accessible at Unaxis' Website.	

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Attachment: Key figures tables

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services for select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its five segments: Semiconductor Equipment (production systems for semiconductors and flat-panel displays); Data Storage Solutions (production systems for data storage devices); Coating Services (protective coatings for precision tools and components); Vacuum Solutions (vacuum technology); and Components and Special Systems (optical components and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved sales of CHF 1.610 billion. The company, headquartered in Pfäffikon, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 80 subsidiaries in 25 countries.

First half 2004 key figures – Group

in CHF million	2004			2003				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Orders received	1,090	511	579	642	383	763	389	374
Orders on hand	659	659	692	575	406	413	413	417
Sales	1,007	538	469	462	388	759	394	366
Sales by region in %								
Japan and Asia/Pacific	48%					40%		
Europe	34%					43%		
America	17%					17%		
Other	0%					0%		
EBITDA	101					71		
Operating result (EBIT)	37					1		
Other result	13					0		
Financial result	-5					-5		
Result before taxes	46					-4		
Net income	22					-14		
Research and development expense	88					72		
Personnel expense	321					298		

in CHF million	2004		2003		
	30.06.		31.12.		30.06.
Balance sheet total	2,759		2,550		2,536
Shareholders' equity	1,648		1,488		1,453
as % of balance sheet total	60%		58%		57%
Net liquidity	608		682		680
as % of shareholders' equity	37%		46%		47%
Net assets[1]	1,220		1,032		1,066
Inv. in fixed and intangible assets	159		58		40
Workforce at end of semester	6,676		6,456		6,522

[1] Net assets incl. all operating current and non-current assets (excl. cash and cash equivalents and financial investments), less operating liabilities (excl. financial debts, provisions for post-employment benefits and for taxes and other provisions not charged against EBIT).

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

First half 2004 key figures – Semiconductor Equipment segment

in CHF million	2004			2003				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Orders received								
Wafer Processing	107	58	49	78	27	74	31	43
Assembly & Packaging (ESEC)	179	91	87	81	44	74	33	42
Display Technology	105	21	84	140	33	10	8	2
Total	391	171	220	299	104	159	73	86

in CHF million	2004			2003				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Orders on hand								
Wafer Processing	79	79	82	66	37	54	54	63
Assembly & Packaging (ESEC)	53	53	54	47	27	14	14	18
Display Technology	167	167	191	153	38	17	17	25
Total	299	299	327	267	102	84	84	106

in CHF million	2004			2003				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Sales								
Wafer Processing	95	59	36	47	43	71	42	30
Assembly & Packaging (ESEC)	173	92	82	59	29	77	36	41
Display Technology	91	46	46	25	12	57	16	41
Total	359	196	163	131	85	205	94	111

in CHF million	2004	2003
	H1	H1
EBITDA	4	-30
Operating result (EBIT)	-23	-55
as % of sales	-7%	-27%
Net assets	686	550

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

First half 2004 key figures – Data Storage Solutions segment

in CHF million	2004			2003				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Orders received	124	58	66	64	58	172	98	74

in CHF million	2004			2003				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Orders on hand	33	33	52	52	70	99	99	92

in CHF million	2004			2003				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Sales	143	76	66	80	88	126	90	35

in CHF million	2004	2003
	H1	H1
EBITDA	24	29
Operating result (EBIT)	21	19
as % of sales	15%	16%
Net assets	101	111

First half 2004 key figures – Coating Services (Balzers) segment

in CHF million	2004			2003				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Sales	182	94	88	81	75	160	82	78

in CHF million	2004	2003
	H1	H1
EBITDA	51	46
Operating result (EBIT)	31	26
as % of sales	17%	17%
Net assets	226	220

First half 2004 key figures – Vacuum Solutions (Leybold Vacuum) segment

in CHF million	2004			2003				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Orders received	186	92	94	94	84	187	99	88

in CHF million	2004			2003				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Orders on hand	52	52	55	51	47	51	51	37

in CHF million	2004			2003				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Sales	185	94	91	89	88	169	86	83

in CHF million	2004		2003		
	H1			H1	
EBITDA	9			10	
Operating result (EBIT)	5			6	
as % of sales	3%			4%	
Net assets	124			110	

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

First half 2004 key figures – Components and Special Systems segment

in CHF million	2004			2003				
	H1	Q2	Q1	Q4	Q3	**H1**	Q2	Q1
Orders received								
Optics	**155**	85	70	62	43	**55**	27	28
Space Technology (Contraves Space)	**53**	11	43	40	17	**26**	9	17
Total	**208**	96	112	103	60	**81**	35	45

in CHF million	2004			2003				
	H1	Q2	Q1	Q4	Q3	**H1**	Q2	Q1
Orders on hand								
Optics	**103**	103	80	61	45	**34**	**34**	31
Space Technology (Contraves Space)	**172**	172	177	144	141	**143**	**143**	150
Total	**275**	275	258	205	185	**177**	**177**	181

in CHF million	2004			2003				
	H1	**Q2**	Q1	Q4	Q3	**H1**	Q2	Q1
Sales								
Optics	**113**	**61**	52	44	32	**48**	23	25
Space Technology (Contraves Space)	**26**	**16**	10	36	19	**48**	16	32
Total	**139**	**77**	62	80	51	**97**	39	57

in CHF million	2004	2003
	H1	**H1**
EBITDA	**22**	**18**
Operating result (EBIT)	**15**	**10**
as % of sales	**10%**	**10%**
Net assets	**26**	**16**

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

Date August 17 , 2004
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Directphone +41 58 360 96 02
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

i. A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

Enclosure

- **Kenneth T. Barry to head Unaxis' Semiconductor Equipment segment as of September 1, 2004.**

unaxis

making IT possible

Media release

Rule 12g3-2(b) File No. 82-5190

Kenneth T. Barry to head Unaxis' Semiconductor Equipment segment as of September 1, 2004.

Pfäffikon SZ, August 17, 2004 – For effect September 1, 2004, Unaxis has appointed Kenneth T. Barry as new head of the company's Semiconductor Equipment segment. To date, Barry has headed Unaxis' Wafer Processing division headquartered in St. Petersburg, USA.

As new head of Unaxis' Semiconductor Equipment segment, which encompasses the Wafer Processing, Assembly & Packaging (ESEC) and Display Technology divisions, Kenneth T. Barry will take over the position previously held on an interim basis by Unaxis CEO Heinz Kundert. The necessary management team is currently being brought together at the company's headquarters in Pfäffikon SZ, Switzerland. Mr. Barry's main tasks will be to continue the integration of the three divisions' business activities to form a strong segment to improve the market position, and to create a conditions for a sustainable profitability. Since March 2003, Kenneth T. Barry has been in charge of the activities of Wafer Processing, and under his leadership, the division achieved significant improvements in its market position and profits.

Kenneth T. Barry is a proven expert in the semiconductor equipment industry and has years of experience in establishing and developing business activities in that field. Prior to joining Unaxis, he was president of the "Process Equipment Group" at Veeco Instruments Inc., New York, and CEO of Material Research Corporation, a division of Sony Electronics Inc. Ken Barry (52) is an American citizen and has degrees in chemistry and political science from the University of Massachusetts, USA.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail: media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail: investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services for select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its five segments: Semiconductor Equipment (production systems for semiconductors and flat-panel displays); Data Storage Solutions (production systems for data storage devices); Coating Services (protective coatings for precision tools and components); Vacuum Solutions (vacuum technology); and Components and Special Systems (optical components and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved sales of CHF 1.610 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 80 subsidiaries in 25 countries.